

January 23, 2014

Via E-mail
Christopher M. Wewers
President and Chief Executive Officer
First Federal Bancshares of Arkansas, Inc.
1401 Highway 62-65 North
Harrison, Arkansas 72601

    Re: **First Federal Bancshares of Arkansas, Inc.**
            Amendment #3 to Registration Statement on Form S-4
            Submitted January 10, 2014
            File No. 333-190845

Dear Mr. Wewers:

     We have reviewed your registration statement supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate is required, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

1. Please add a recent developments section disclosing any material developments for each company since September 30, 2013. Alternately, please state on your acceleration request that there have been no material adverse changes in the Results of Operations or Financial Condition of either company since September 30, 2013.

First National Security Company

Consolidated Balance Sheet, page F-59

2. Please tell us whether the company has performed a goodwill impairment analysis in accordance with ASC 350-20-35, as a result of the proposed transaction and the net

carrying value of the assets of FNSC being greater than the merger consideration to be received.

You may contact Marc Thomas at (202)551-3452 or John P. Nolan, Senior Assistant Chief Accountant at (202)551-3492 if you have any questions regarding comments on the financial statements or related matters. Please contact Michael Clampitt at (202)551-3434 with other questions.

Sincerely,

/s/ Michael Clampitt

Mike Clampitt
Reviewing Attorney